Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated June 11, 2021 in Amendment No. 3 to the Registration Statement on Form F-1 of Sancai Holding Group Ltd, relating to the audit of the consolidated balance sheets of Sancai Holding Group Ltd. (the “Group”) as of September 30, 2020, and 2019, and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years ended September 30, 2020 and 2019, and the related notes (“collectively referred to as financial statements”) included herein.

We also consent to the reference of WWC, P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
June 11, 2021	Certified Public Accountants